Attachment 77J

	Reclassification of Capital Accounts: The fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain,
and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income by $77,114 and increase accumulated net realized loss on investments by $77,114, due to sales of securities purchased with market discount during the year ended December 31, 2000. Net investment income, net realized gains and net assets were not affected by this change.